RESTATED STANDSTILL AGREEMENT

This RESTATED STANDSTILL AGREEMENT (this "Agreement") is made by and between BANKFINANCIAL CORPORATION, a Maryland corporation ("BFIN"), on the one hand, and FINANCIAL EDGE FUND, L.P., FINANCIAL EDGE - STRATEGIC FUND, L.P., PL CAPITAL/FOCUSED FUND, L.P., GOODBODY/PL CAPITAL, L.P., PL CAPITAL, LLC, PL CAPITAL ADVISORS, LLC, GOODBODY/PL CAPITAL, LLC, LASHLEY FAMILY 2011 TRUST, ALBERNET OU, DR. IRVING SMOKLER, BETH LASHLEY, JOHN W. PALMER and RICHARD J. LASHLEY (collectively, the "PL Capital Parties") on behalf of themselves and their affiliates, on the other hand. BFIN and the PL Capital Parties together, collectively, shall be referred to in this Agreement as the "Parties". In consideration of the covenants, promises and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   Board Membership.

Upon the execution of this Agreement, the Board of Directors of BFIN agrees (1) to nominate John W. Palmer to serve as a director of BFIN in the class of directors with terms expiring at BFIN's 2020 Annual Meeting of stockholders or until their successors are elected and qualified and (2) to include Mr. Palmer as a nominee of the Board of Directors of BFIN on the slate of nominees recommended by the Board of Directors of BFIN in BFIN's proxy statement and proxy card relating to the 2017 Annual Meeting of Stockholders. In addition and as a condition to Mr. Palmer's nomination for election as a director of BFIN, Mr. Palmer and the PL Capital Parties agree to provide to BFIN in a timely manner information required to be, or customarily disclosed for, BFIN's directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law, rules, regulations or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by the Company from time to time. At all times from and after the date of this Agreement, BFIN's Board of Directors will also appoint, at its discretion, all other persons to fill any remaining director positions or vacancies on the BFIN Board of Directors and Board committee positions; provided, that BFIN's Board of Directors acknowledges and agrees as follows: (i) it will consider, in good faith, the appointment of Mr. Palmer to committees of the BFIN Board of Directors; (ii) it will meet with Mr. Palmer following the filing of the BFIN's annual report on Form 10-K to discuss his goals and objectives as a director of BFIN and otherwise to facilitate Mr. Palmer's transition to service on the BFIN Board of Directors; (iii) it will cause the Bank to continue to provide Mr. Palmer electronic access to each "Meeting Book" and the related meeting materials that are published to the Bank's "NASDAQ Director's Desk" site in connection with meetings of the board of directors of the Bank held after such election, provided that Mr. Palmer shall not be provided access to information that would cause BFIN or the Bank to violate applicable laws or regulations; and (iv) it will cause BFIN to provide Mr. Palmer the normal compensation paid to similarly situated persons who serve as directors of BFIN only.

2. Standstill.

(i) The PL Capital Parties each acknowledge and represent that the investment in BFIN is not intended to constitute a "controlling" investment for federal banking law purposes and, accordingly, agree that during the Standstill Period (as defined below), the PL Capital Parties and their affiliates or associates (as defined in Rule 12b-2 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) will not (and they will not assist or encourage others to), directly or indirectly, in any manner, without prior written approval of the Board of Directors of BFIN:

(1) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire directly or indirectly, alone or in concert with others, by purchase, tender, exchange, gift, through the acquisition of control of another person, by joining a partnership, limited partnership or syndicate or other "group" (within the meaning of such term in Section 13(d) of the Exchange Act) or otherwise, any direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) or any direct or indirect interest in any securities or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for (collectively, an "Acquisition"), any securities of BFIN, such that as a result of such of such Acquisition, the PL Capital Parties would maintain beneficial ownership in excess of 9.99% of the outstanding shares of BFIN common stock;

(2) make, engage in, or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" or consents to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated pursuant to Section 14 of the Exchange Act) or seek to advise, encourage, or influence in any manner whatsoever any person with respect to the voting of any securities of BFIN;

(3) form, join, encourage, influence, advise or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act (other than a group involving solely the PL Capital Parties) with respect to any securities of BFIN (for the benefit of clarification and the avoidance of doubt, this provision shall not prohibit changes in the membership of the group involving the PL Capital Parties as long as any additional member(s) acknowledges and agrees to be bound by the terms of this Agreement) or otherwise in any manner agree, attempt, seek or propose to deposit any securities of BFIN in any voting trust or similar arrangement, or subject any securities of BFIN to any arrangement or agreement with respect to the voting thereof, except as expressly set forth in this Agreement;

(4) acquire, offer or propose to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, tender, exchange or

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otherwise, (a) any of the assets, tangible and intangible, of BFIN or (b) direct or indirect rights, warrants or options to acquire any assets of BFIN;

(5)   arrange, or in any way participate, directly or indirectly, in any financing (except for margin loan financing for shares beneficially owned) for the purchase of any securities or securities convertible or exchangeable into or exercisable for any securities or assets of BFIN;

(6)   sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of BFIN or any rights decoupled from the underlying securities of BFIN held by any PL Capital Party to any person or entity not a (a) party to this Agreement, (b) member of the BFIN Board of Directors, (c) officer of BFIN or (d) a PL Capital Party affiliate (a "Third Party") that would knowingly result in such Third Party, together with its affiliates and associates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of more than 4.9% of the shares of BFIN common stock outstanding at such time, except in a transaction approved by the Board or in ordinary course public capital markets sale transactions;

(7)   otherwise act, alone or in concert with others, to seek to offer to BFIN or any of its stockholders any business combination, restructuring, recapitalization or similar transaction to or with BFIN or otherwise seek, alone or in concert with others, to control or change the management, Board of Directors or policies of BFIN or the Bank or nominate any person as a director of BFIN who is not nominated by the then incumbent directors (provided that if there is a vacancy on the BFIN Board of Directors the PL Capital Parties may submit suggestions on a confidential basis to the BFIN Board of Directors or the Corporate Governance and Nominating Committee of the BFIN Board of Directors for nominees to the Board of Directors pursuant to the nomination policy adopted by the Board of Directors), or propose any matter to be voted upon by the stockholders of BFIN;

(8)   seek the removal of any member of the Board, conduct a referendum of stockholders or make a request for any stockholder list or other BFIN books and records;

(9)   take any action in support of or make any proposal or request that constitutes: (a) any material change in the capitalization, stock repurchase programs and practices, capital allocation programs and practices or dividend policy of BFIN; (b) seeking to have BFIN waive or make amendments or modifications to BFIN's Articles of Incorporation or Bylaws, or other actions, that may impede or facilitate the acquisition of control of BFIN by any person; (c) causing a class of securities of BFIN to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (d) causing a class of securities of BFIN to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(10)   make any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages or causes to be disparaged (a) any of the proposals described in this Agreement or (b) BFIN or affiliates thereof, and any of its current or former officers or directors;

(11)   enter into any discussions, negotiations, agreements or understandings with any Third Party with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any Third Party to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing;

(12)   exercise or attempt to exercise a controlling influence (determined in a manner consistent with the public guidance issued by the primary federal banking regulator of BFIN) over the management or policies of BFIN, or any of its affiliates;

(13)   have or seek to have more than one representative of the PL Capital Parties serve on the Board of Directors of BFIN;

(14)   permit any representative of the PL Capital Parties who serves on the Board of Directors of BFIN to serve (a) as the chairman of the Board of Directors of BFIN, (b) as the chairman of any committee of the Board of Directors of BFIN, or (c) serve as a member of any committee of the Board of Directors of BFIN if such representative occupies more than 25 percent of the seats on the committee;

(15)   have or seek to have any employee or representative of any PL Capital Party serve as an officer, agent, or employee of BFIN;

(16)   take any action that would cause BFIN to become a subsidiary of any PL Capital Party;

(17)   propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or Board of Directors of BFIN;

(18)   enter into or seek or propose to enter into any agreement with BFIN that substantially limits the discretion of BFIN's management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;

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(19)   dispose or threaten to dispose (explicitly or implicitly) of equity interests of BFIN in any manner as a condition or inducement of specific action or non-action by BFIN; and

(20)   announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under clauses (1) through (19) of this Paragraph 2, or publicly announce or disclose any request to be excused from any of the foregoing obligations of this Paragraph 2.

(ii)   At any BFIN annual meeting of stockholders during the Standstill Period, the PL Capital Parties agree (1) to vote all shares of BFIN they or any of them beneficially own in favor of the nominees for election or reelection as director of BFIN selected by the Corporate Governance and Nominating Committee of the Board of Directors of BFIN and agree otherwise to support such director candidates, and (2) with respect to any other proposal submitted by any BFIN stockholder to a vote of the BFIN stockholders, to vote all of the BFIN shares they beneficially own in accordance with the recommendation of the BFIN Board of Directors with respect to any such stockholder proposal.

(iii)   Notwithstanding anything in this Agreement to the contrary, nothing herein will be construed to limit or affect: (1) any action or inaction by Mr. Palmer in his capacity as a member of BFIN's Board of Directors, provided he acts in good faith in the discharge of his fiduciary duties as a board member; or (2) the ability of the PL Capital Parties to engage in discussions relating to the topics listed in Paragraph 2 of this Agreement directly with the Chairman and Chief Executive Officer of BFIN, or upon invitation, with other members of management or the board of directors of BFIN.

(iv)   The "Standstill Period" shall begin on the date hereof and shall remain in full force and effect until the date that is the earliest of (1) the date that is 10 days following the date that BFIN materially breaches its obligations under Section 1 of this Agreement, provided that such breach has not been cured prior to the expiration of such 10-day period; (2) the date that is three months from the date that Mr. Palmer (or, in the event of the death, disability or resignation of Mr. Palmer, a substitute nominee of the PL Capital Parties, whose substitution shall be subject to the approval of the BFIN Board of Directors in its sole discretion) ceases to be a member of the BFIN Board; provided, however, with respect to this clause (2), Mr. Palmer (or the substitute representative of the PL Capital Parties) and the PL Capital Parties shall be permitted to exercise their respective rights, as stockholders of BFIN and in accordance with all limitations generally applicable to stockholders of BFIN, to nominate and pursue the election of Mr. Palmer (or the substitute representative of the PL Capital Parties) or Mr. Richard J. Lashley to serve as a member of the BFIN Board of Directors immediately after Mr. Palmer (or the substitute representative of the PL Capital Parties) ceases to be a member of the BFIN Board, (3) the date immediately following the Company's 2020 Annual Meeting of Stockholders; provided, however that, in any event, Section 2(i) shall survive for so long as any designee of the PL Capital Parties serves as a member of the BFIN Board, and (4) the date on which BFIN, at the option of BFIN, elects to terminate the

Standstill Period by written notice to the PL Capital Parties, which election may occur any time after the beneficial ownership of the PL Capital Parties decreases below 5% of the outstanding shares of BFIN common stock.

3. Non-Disparagement.

During the Standstill Period, the PL Capital Parties agree not to disparage BFIN or any officers, directors (including director nominees) or employees of BFIN or its affiliates or subsidiaries in any public or quasi-public forum, and BFIN agrees not to disparage any of the PL Capital Parties or any officers or employees of the PL Capital Parties in any public or quasi-public forum.

4. PL Capital Nominees.

During the Standstill Period, the PL Capital Parties agree not to nominate any other candidate for director of BFIN or the Bank at any time (except, in the event of death, disability or resignation of Mr. Palmer, a substitute nominee of PL Capital Parties, whose substitution shall be subject to the approval of the BFIN Board of Directors in its sole discretion, which approval shall not be unreasonably withheld or delayed).

5. Authority.

Each of the Parties that is a corporation or other legal entity and each individual Party executing this Agreement on behalf of a corporation or other legal entity, represents and warrants that: (a) such corporation or other legal entity is duly organized, validly authorized and in good standing, and possesses full power and authority to enter into and perform the terms of this Agreement; (b) the execution, delivery and performance of the terms of this Agreement have been duly and validly authorized by all requisite acts and consents of the company or other legal entity and do not contravene the terms of any other obligation to which the corporation or other legal entity is subject; and (c) this Agreement constitutes a legal, binding and valid obligation of each such entity, enforceable in accordance with its terms.

6. Expenses.

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

7. Amendment in Writing.

This Agreement and each of its terms may only be amended, waived, supplemented or modified in a writing signed by all the signatories hereto or their respective clients.

8. Governing Law/Venue/Jurisdiction.

This Agreement, and the rights and liabilities of the Parties hereto, shall be governed by and construed in accordance with the laws of the State of Maryland without regard to conflict of law provisions. The venue and jurisdiction for adjudication of any and all disputes between the Parties to this Agreement shall be in the U.S. District Court for the District of Maryland.

9. Specific Performance.

The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, it is agreed that the Parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

10. Counterparts.

This Agreement may be executed in counterparts, each of which shall be considered to be an original or true copy of this Agreement. Faxed signatures shall be presumed valid.

11. No Waiver.

The failure of any one of the Parties to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive the Parties of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

12. Disclosure of this Agreement.

The parties contemplate that the PL Capital Parties will file a Schedule 13D amendment attaching this Agreement, that BFIN will file a Form 8-K attaching this Agreement and that during the Standstill Period there will be no other public comments (except as required by applicable regulations of the Securities and Exchange Commission) by the Parties regarding this Agreement other than a press release by BFIN factually summarizing this Agreement and referring to the Form 8-K filing, which press release shall be subject to approval by the PL Capital Parties (such approval not to be unreasonably withheld).

13. Entire Agreement.

This Agreement constitutes the full, complete and entire understanding, agreement, and arrangement of and between the Parties with respect to the subject matter hereof and supersedes any and all prior oral and written understandings, agreements and arrangements between them including that certain Standstill Agreement dated December 30, 2013. There are no other agreements, covenants, promises or arrangements between the Parties other than those set forth in this Agreement (including the attachments hereto).

14. Notice.

All notices and other communications which are required or permitted hereunder shall be in writing, and sufficient if by same-day hand delivery (including delivery by courier) or sent by fax, addressed as follows:

If to the BFIN:

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Mr. F. Morgan Gasior
Chairman and Chief Executive Officer
BankFinancial Corporation
15W060 North Frontage Road
Burr Ridge, IL 60527
Fax: (630) 242-7569

with a copy to:

James J. Brennan, Esq.
Executive Vice President and General Counsel
BankFinancial Corporation
15W060 North Frontage Road
Burr Ridge, IL 60527
Fax: (630) 242-7569

If to the PL Capital Parties:

Mr. John Wm. Palmer
PL Capital, LLC
47 East Chicago Avenue
Suite 336
Naperville, Illinois 60540
Fax: (630) 848-1342

with a copy to:

Phillip M. Goldberg, Esq.
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60654-5313
Fax: (312) 832-4700

15.   Further Assurances.

The PL Capital Parties and BFIN agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement.

16.   Successors and Assigns.

All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date set forth below.

Dated: April 21, 2017

BANKFINANCIAL CORPORATION



By: _____
Name: F. Morgan Gasior
Chairman and Chief Executive Officer

FINANCIAL EDGE FUND, L.P.
FINANCIAL EDGE - STRATEGIC FUND, L.P.
PL CAPITAL/FOCUSED FUND, L.P.
GOODBODY/PL CAPITAL, L.P.
PL CAPITAL, LLC
PL CAPITAL ADVISORS, LLC
GOODBODY/PL CAPITAL, LLC

By: _____
Name: Richard L. Lashley
Managing Member

By: _____
Name: John W. Palmer
Managing Member

LASHLEY FAMILY 2011 TRUST

By: _____
Name: Beth Lashley, Trustee

ALBERNET OU

By: _____
Name: Dr. Irving Smokler,
Member of the Management Board

IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date set forth below.

Dated: April 21, 2017

BANKFINANCIAL CORPORATION

By: _____
Name: F. Morgan Gasior
       Chairman and Chief Executive Officer

FINANCIAL EDGE FUND, L.P.
FINANCIAL EDGE - STRATEGIC FUND, L.P.
PL CAPITAL/FOCUSED FUND, L.P.
GOODBODY/PL CAPITAL, L.P.
PL CAPITAL, LLC
PL CAPITAL ADVISORS, LLC
GOODBODY/PL CAPITAL, LLC

By: _____
Name: Richard J. Lashley
      Managing Member

By: _____
Name: John W. Palmer
      Managing Member

LASHLEY FAMILY 2011 TRUST

By: _____
Name: Beth Lashley, Trustee

ALBERNET OU

By: _____
Name: Dr. Irving Smokler,
      Member of the Management Board

DR. IRVING SMOKLER

_____
Dr. Irving Smokler

BETH LASHLEY

_____
Beth Lashley

JOHN W. PALMER

_____
John W. Palmer

RICHARD J. LASHLEY

_____
Richard J. Lashley

IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date set forth below.

Dated: April 21, 2017

BANKFINANCIAL CORPORATION

By: _____
Name: F. Morgan Gasior
         Chairman and Chief Executive Officer

FINANCIAL EDGE FUND, L.P.
FINANCIAL EDGE - STRATEGIC FUND, L.P.
PL CAPITAL/FOCUSED FUND, L.P.
GOODBODY/PL CAPITAL, L.P.
PL CAPITAL, LLC
PL CAPITAL ADVISORS, LLC
GOODBODY/PL CAPITAL, LLC

By: _____
Name: Richard L. Lashley
         Managing Member



By: _____
Name: John W. Palmer
         Managing Member

LASHLEY FAMILY 2011 TRUST

By: _____
Name: Beth Lashley, Trustee

ALBERNET OU

By: _____
Name: Dr. Irving Smokler,
         Member of the Management Board

DR. IRVING SMOKLER

_____
Dr. Irving Smokler

BETH LASHLEY

_____
Beth Lashley

JOHN W. PALMER

_____
John W. Palmer

RICHARD J. LASHLEY

_____
Richard J. Lashley